
Mail Stop 4631

November 23, 2016

Via E-mail
Mr. Michael Taff
Chief Financial Officer
Chicago Bridge & Iron Company N.V.
Prinses Beatrixlaan 35
2595 AK The Hague
The Netherlands

> **Re:** **Chicago Bridge & Iron Company N.V.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 10-Q for the Period Ended September 30, 2016**
> **Filed October 28, 2016**
> **Response dated November 10, 2016**
> **File No. 1-12815**

Dear Mr. Taff:

We have reviewed your response letter dated November 10, 2016 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Note 5. Disposition of Nuclear Operations, page 62

1. We note your response to comments 1 and 2 of our letter dated October 19, 2016. We note that in connection with the classification of your Nuclear operations as held for sale you allocated the Power reporting unit's goodwill between your Nuclear operations and the remaining portion of the Power reporting unit based on their relative fair values. It appears that only $.2 billion of the $1.9 billion of goodwill associated with the Power reporting unit was allocated to Nuclear Operations with the remaining $1.7 billion

allocated to the Retained Power operations. We note that revenue for the Retained Power operations increased from $514 million for 2014 to $764 million for 2015, EBITDA slightly decreased from $41 million for 2014 to $37 million for 2015, and Backlog increased by approximately 62% from $1.3 billion to $2.1 billion at September 30, 2015. However, given the amounts on page 63 of your 10-K indicate that the Nuclear operations was clearly much more significant than the Retained Power operations, please help us better understand why only approximately 11% of goodwill was allocated to Nuclear operations. For example, we note that revenue was $2.1 billion in 2015 for your Nuclear operations which represents approximately 2.7 times the revenue of the Retained Power operations.

Note 7. Goodwill and Other Intangibles, page 64

2. We note your response to comment 3 of our letter dated October 19, 2016. The Engineering & Construction operating segment represents approximately 58% of your total revenues and 55% of your total income from operations for the nine months ended September 30, 2016. We also note that your response to comment 2 indicates that you determined the retained power operations to be a business on its own. In this regard, please address the following:
   - Please help us better understand how the segment manager is able to manage this operating segment by only looking at financial information at the operating segment level. Please tell us whether any financial information is provided to the segment manager at a level lower than the operating segment and if so, please tell us what financial information is provided;
   - Please identify and describe the role of your segment manager; and
   - Please help us better understand what significant operational changes were made to combine the Oil & Gas operations and Retained Power operations. For example, please clarify if the management structure below the segment manager changed.

Form 10-Q for the Period Ended September 30, 2016

Note 6. Goodwill and Other Intangibles, page 14

3. During the three months ended September 30, 2016, your Steel Plate Structures, Fabrication & Manufacturing, and Engineered Products operations within your Fabrication Services operating segment were integrated and operationally combined. You have determined that you now have a single reporting unit related to the Fabrication Services operating segment. Please help us better understand how you made this determination pursuant to ASC 350-20-35-33 through 35-38. Please also address the following:
   - Please help us better understand how the segment manager is able to manage this operating segment by only looking at financial information at the operating segment level. Please tell us whether any financial information is provided to the segment manager at a level lower than the operating segment and if so, please tell us what financial information is provided;

- Please identify and describe the roles of your segment manager; and
- Please help us better understand what significant operational changes were made to combine these operations. For example, please clarify if the management structure below the segment manager changed.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction